SPECIALTY LICENSE AGREEMENT

This License Agreement ("Agreement") is made as of June 22, 2024 ("Effective Date"), by and between TWC Chandler LLC, a Delaware limited liability company ("Licensor") and Lisa Nelson and Thomas E. Nelson Jr, an Arizona Husband and Wife DBA: Studio 22 Streetwear ("Licensee"), based on the following facts and circumstances:

1. Fundamental License Provisions

1.1	**Center and Center Address:**	Chandler Fashion Center 3111 W. Chandler Blvd Suite 2142 Chandler, AZ 85226
1.2	**Licensed Area Space #:**	2120
1.3	**Floor Area of Licensed Area:**	1,025 square feet
1.4	**Commencement Date:**	November 15, 2024
1.5	**Expiration Date:**	October 31, 2025
1.6	**Minimum Guaranteed License Fee:**	$52,897.87
1.7	**Percentage Fees:**	Licensee shall pay to Licensor, as "Percentage Fees," an amount equal to SEE BELOW % of the excess of all gross sales and revenues (as hereinafter defined) made at the Licensed Area during the month over base sales of $ SEE BELOW. Percentage Fees shall be due and payable for the month on or before the 15 day of the following calendar month during the Term (and within 15 days after the end of the Term) and delivered to Licensor. If breakpoint changes during the Term please note here: From 11/15/24 to 11/30/24: 15% of the excess of all gross sales and revenues made at the Licensed Area during the term over base sales of $15,737.70 each Month From 12/01/24 to 10/31/25: 15% of the excess of all gross sales and revenues made at the Licensed Area during the term over base sales of $30,000.00 each Month
1.8	**Permitted Use:**	Licensee shall use the Licensed Area for men's, women's, junior's and children's streetwear apparel, including related apparel accessories such as headwear, belts, handbags, scarves and ties, provided, however, the retail display of related apparel accessories shall not exceed 20 percent of the sales are of the Licensed Area . The Licensed Area shall be used for no other purpose.
1.9	**Licensor's Address for Notices:**	3111 W. Chandler Blvd Suite 2142 Chandler, AZ 85226
1.10	**Licensee's Address for Notices:**	11529 North 120th Street Scottsdale, AZ 85259
1.11	**Payment of License Fees:**	The payment of Fees shall commence on November 15, 2024 (the "Fees Commencement Date"). Fee payments shall be made by automatic deduction from Licensee's bank account. Licensee must enroll in an automatic deduction payment plan via the Tenant Portal immediately upon execution of this Agreement.
1.12	**Licensor's Sales Reporting Address and Email:**	Licensee shall submit sales via the Tenant Portal.

1.13	**Last Month's Fees:**	$4,814.40 - 11/15/2024
1.14	**Miscellaneous Fees:**	SLA Administrative Fee, $153.00, One time, 11/15/24 SLA Electric Utility Fee, $224.40, Monthly, 11/15/24 - 10/31/25
1.15	**Attachments to this Agreement:**	Exhibit A - Depiction of Licensed Area Exhibit B - Fees Rider Exhibit C - RMU Rider (intentionally omitted) Exhibit D - State Rider Exhibit E - City Rider (intentionally omitted)
1.16	**Licensee's Tenant Portal:**	Emailed to Licensee from Licensor

2. **Licensed Area.** The "Licensed Area" is depicted on **Exhibit "A"** attached hereto and made a part hereof by this reference, where Licensee is permitted to display and sell its merchandise. Licensor will not deliver the Licensed Area until Licensee has paid all Fees which are due upon the Commencement Date (including the Last Month's Fees set forth in Section 1.13 and the Miscellaneous Fees set forth in Section 1.14). No other portion of the Center may be used by the Licensee except for the Common Area in common with other persons. As used herein, the term "Common Area" shall mean all realty and improvements in or at the Center now or hereafter made available by Licensor for the general use, convenience and benefit of Licensee, invitees and other occupants in the Center. Licensee agrees that the Licensed Area may be relocated at any time at the discretion of, and without liability to, the Licensor.

3. **Term.** The "Term" of this Agreement shall commence on the Commencement Date and will expire on the Expiration Date unless sooner terminated as provided herein. Licensee will operate its business upon the Licensed Area throughout the Term. Licensee agrees that at any time after the Effective Date of this Agreement, Licensee's rights under this Agreement may be terminated upon 30 days written notice from Licensor in Licensor's sole and absolute discretion and without cause. The parties acknowledge and agree that in the event Licensor exercises its right to terminate this Agreement under this or any other provision of this Agreement, Licensor shall not be liable to Licensee for any damages incurred by Licensee as a result of the early termination including, but not limited to, build-out costs, architectural and construction costs, real estate broker fees, moving fees, designer or merchandiser fees and/or loss of profits.

4. **Use.** Licensee's Permitted Use is subject to the approval of Licensor at Licensor's sole and absolute discretion. Licensee acknowledges and agrees that the grant of this license is a contractual relationship only and does not: (i) constitute a leasehold interest in or to the Licensed Area; (ii) create any relationship of landlord and tenant, principal and agent, partnership or of joint venture between Licensor and Licensee; or (iii) vest in Licensee any estate in or to the Licensed Area. Licensee shall be open for business at the Licensed Area during all regular Center hours, and at such other hours as a majority of the other businesses operating at the Center are open. Licensee shall, at its sole cost and expense, comply with all laws, ordinances, orders, rules and regulations (state, federal, municipal or any other agency having or claiming jurisdiction) related to the use, occupancy or condition of the Licensed Area. All business licenses and other applicable permits and licenses shall be secured and paid for by Licensee. Licensee shall not offer for sale in the Licensed Area any goods that infringe upon, or which would create a likelihood of confusion with, any third party's intellectual property rights (including, without limitation, patent, copyright, trademark, trade secret and right of publicity), and shall not advertise or promote the goods it offers for sale in a manner that would infringe upon, or which would create a likelihood of confusion with, any third party's intellectual property rights.

5. **Last Month's Fees.** On or before the Commencement Date, Licensor shall collect from Licensee the sum equal to the amount listed in Section 1.13, above. This amount will be applied to the last month's fees due under this Agreement.

6. **Minimum Guaranteed License Fees & Percentage Fees.** Licensee shall pay to Licensor the Minimum Guaranteed License Fees as described in Section 1.6 above, the Percentage Fees set forth in Section 1.7 above, and any other fees listed on **Exhibit B**, attached hereto and incorporated herein by reference. All fees shall be paid in accordance with Section 1 above and **Exhibit B**. If this Agreement begins on a day other than the

first day of a month or terminates on a day other than the last of a month, the Minimum Guaranteed License Fees and Percentage Fees shall be prorated for such partial month based on the actual number of days in such month.

7. **Utilities.** In the event electricity and/or any other utility is separately metered to the Licensed Area, including trash collection, Licensee shall solely be responsible for contracting for such separately metered utility and shall pay all costs directly to the utility supplier. Licensee shall be solely responsible for using any and all utilities in a safe and hazardless manner, complying in all respects with applicable codes and ordinances.

8. **Construction and Maintenance of the Licensed Area.**

8a. **Licensee's Work in the Licensed Area.** Licensee shall perform, at Licensee's sole cost and expense, any and all refurbishing to the Licensed Area as necessary to bring the Licensed Area into an appropriate operating condition, all in accordance with architectural and construction plans and other data in accordance with Licensor's criteria and approved by Licensor. Licensee agrees to submit for Licensor's approval all such architectural and construction plans and other data at least 15 days prior to Commencement Date and shall work diligently and in good faith to obtain approval of such plans in an expedited manner. All store signage must be approved by Licensor prior to installation by an authorized sign company or installation contractor. Licensee must have storefront signage installed prior to store opening. Licensee is responsible to provide Licensor with all required local city permits. No changes, modifications or alterations may be made to the approved plans or other data without prior written consent of Licensor. Licensee, upon Licensor's request, shall immediately remove its improvements and other personal property from the Licensed Area that do not conform to the approved plans and this Agreement shall immediately terminate. In such event, Licensor may recover from Licensee the unpaid fees which would have been earned after termination and any other amount necessary to compensate Licensor for all the detriment proximately caused by Licensee's failure to perform its obligations under this Agreement. Licensee agrees not to permit or cause any mechanic's lien to be filed against the Licensed Area or the Center by reason of any work, labor, services or material performed at or furnished to the Licensed Area, to Licensee, or to anyone holding the Licensed Area through or under Licensee. Nothing in this Agreement shall be construed as consent on the part of Licensor to subject Licensor's estate in the Licensed Area to any mechanic's liens or liability under the mechanic's lien laws in the state in which the Center is located.

8b. **Suitability of Licensed Area.** Licensee hereby accepts the Licensed Area in an "AS IS" condition and Licensor expressly disclaims any warranty or representation with regard to the condition, safety, security or suitability of the Center or Licensed Area. It is understood by Licensee that Licensor does not provide security protection for the Licensed Area and/or Licensee's Personal Property.

8c. **Licensor's Access to Licensed Area.** Licensee agrees that Licensor, its agents, employees or any person authorized by Licensor may enter the Licensed Area at reasonable times for the purpose of inspecting its condition, making repairs or improvements to the Licensed Area or the Center as Licensor may elect (or be required) to make or exhibiting the Licensed Area to prospective occupants. Licensor agrees not to disturb Licensee's conduct of business during such access except in the case of emergency.

8d. **Duty to Maintain.** Licensee shall, at its sole cost and expense, keep the Licensed Area and all equipment, fixtures and plate glass therein in a clean and wholesome condition, in good order and repair, free and clear of litter and debris and free from any objectionable noises, odors or nuisances and in compliance with all health and police regulations, in all respects and at all times. In the event the Licensed Area involve a kiosk or are otherwise within the Common Area, Licensee's duty to maintain as provided by the foregoing sentence shall also apply to the Common Area within a radius of twenty feet of the Licensed Area. Licensee agrees to dispose of litter and debris only in receptacles designated by Licensor. If Licensee refuses or neglects to make repairs or perform maintenance as required herein, Licensor shall have the right (without notice in emergency situations and upon reasonable notice in other situations), but not the obligation, to make such repairs or perform such maintenance and to bill Licensee for the reasonable costs thereof, which costs shall be immediately payable by Licensee to Licensor as additional fees.

8e. **Expiration or Termination.** Upon the expiration or earlier termination of this Agreement, Licensor shall have the option, which option may be exercised in Licensor's sole and absolute discretion, to require Licensee to either (i) quit and surrender the Licensed Area with all improvements thereon, or (ii) remove all Licensee's improvements from the Licensed Area and take all steps necessary to restore the Licensed Area to its condition on the date hereof.

9. **Insurance.** Licensee, at its sole cost and expense, shall obtain and keep in full force and effect during the Term a policy of commercial general liability insurance, including broad form property damage liability and personal injury liability coverage, insuring Licensor and Licensee against liability arising out of the use or occupancy of the Licensed Area and all areas appurtenant thereto. Said insurance shall at all times be in an amount of not less than $1,000,000.00 combined each occurrence in the aggregate for personal and bodily injury and property damage. All such insurance shall specifically insure the Licensee as to liability for injury to or death of persons and injury or damage to property contained in Section 10 of this Agreement. Said policy shall also include as additional insured's Licensor, the Center's management company and the Center's Merchants'

Association and all owned, managed, controlled, non-controlled and subsidiary companies, corporations, entities, joint ventures, limited liability companies and partnerships and all of their constituent partners and members and such other entities as Licensor shall reasonably request. To the extent applicable, Licensee shall also obtain and keep in full force and effect during the Term of this Agreement, Workers' Compensation Insurance in the amount required by the State in which the Center is located and Employers' Liability insurance on an "occurrence" basis but, in either case, with a limit of not less than $500,000.00 each accident, $500,000.00 each employee by disease and $500,000.00 policy aggregate by disease, covering all persons employed by Licensee in the conduct of its operations (including the all states endorsement and, if applicable, the volunteers endorsement). A certificate evidencing the coverage required under this Section 9 shall be delivered to Licensor prior to Licensee entering upon the Center. Such certificate shall contain a provision that Licensor and Licensee shall be given a minimum of 10 days written notice by the insurer prior to cancellation or termination of such insurance.

10. **Indemnity.** Licensee shall indemnify, defend and hold Licensor harmless from and against any and all loss, cost, damage, injury or expense arising out of or in any way related to (a) claims of injury to or death of persons, or damage to property, occurring or resulting directly or indirectly from the use or occupancy of the Licensed Area or activities of Licensee in or about the Licensed Area or Center, except to the extent such claims arise solely from the gross negligence of Licensor, and (b) any default, breach, violation or non-performance by Licensee of any provision of this Agreement; such indemnity shall include, without limitation, the obligation to provide all costs of defense against such claims.

11. **Rules and Regulations.** Licensee agrees to comply with (and cause its officers, employees, contractors, invitees and all others doing business with Licensee, to comply with) all rules and regulations of general applicability regarding the Center as may be established by Licensor at any time and from time to time during the Term, including without limitation rules and regulations pertaining to signs. Licensor's operating rules and general rules and regulations shall be provided to Licensee upon execution of this Agreement and may otherwise be obtained from the Center manager upon request. No firearms or other devices that could cause grievous bodily harm shall be used, possessed, or carried by the Licensee, its employees, agents or contractors.

12. **Assignment.** This Agreement, and the rights granted hereunder, are personal to Licensee and are non-assignable and non-transferable by Licensee. Any attempted assignment or other transfer of this Agreement, or sublicense any rights hereunder, by Licensee (collectively, "assign" and/or an "assignment") shall be null and void, have no effect and confer no rights upon any third party. Subject to the foregoing, the terms and conditions of this Agreement shall be binding upon and inure to the benefit of Licensor and Licensee and their respective successors, assigns, heirs, administrators, executors and representatives.

13. **Default.**

13a. *Default by Licensee.* If Licensee vacates or abandons the Licensed Area, or fails to pay any amount owing hereunder after 5 days' written notice of such default has been given to Licensee, or if Licensee fails to comply with any of the terms, covenants or conditions of this Agreement after 10 days' written notice of such default has been given to Licensee, then Licensor may elect to (a) terminate this Agreement by giving Licensee 5 days' written notice and upon such date so specified, this Agreement, and any and all of Licensee's rights to use and/or occupy the Licensed Area, shall terminate, be revoked, and come to an end, and Licensee shall immediately surrender possession of the Licensed Area to Licensor in accordance with the terms of this Agreement, or (b) terminate Licensee's right to possession by any lawful means (including Licensee's delivery of possession of the Licensed Area to Licensor), in which case this Agreement shall terminate. In either event, the whole amount of Minimum Guaranteed License Fees, Percentages Fees, and additional fees for the balance of the Term shall become immediately due and payable. Licensor hereby acknowledges that Licensee shall not be treated as having abandoned or vacated the Licensed Area, or to have breached this Agreement, solely by reason of Licensee's closing the Licensed Area for business for periodic maintenance purposes, or because of breakdowns, operation failures, unsafe conditions outside of Licensee's control, or other reasons, as long as the Licensed Area is closed for no more than 24 hours (unless the Licensed Area is damaged by an unexpected, non-maintenance casualty, in which event the closure shall not exceed 72 hours or such other period of time deemed necessary to repair the Licensed Area, provided Licensee is (i) promptly commencing and (ii) diligently pursuing such repairs). The rights and remedies herein created are cumulative and the use of one remedy shall not be taken to exclude or waive the right to the use of another. A waiver of any covenant, condition or agreement herein contained shall not be construed as a waiver of a further breach of the same covenant, condition or agreement.

13b. *Defaults by Licensor.* Licensor shall not be charged with default in the performance of any of its obligations hereunder unless and until Licensor shall have failed to perform such obligations within 30 days (or such additional time as it is reasonably required to correct any such default) after written notice by Licensee to Licensor properly specifying where Licensor's has failed to perform any such obligation.

14. **Licensor's Right of Re-Entry** If this Agreement shall expire or be terminated as herein provided, Licensor, or its agents or employees, may re-enter the Licensed Area at any time and remove therefrom Licensee, Licensee's agents, subtenants, sublicensees, concessionaires, invitees,

and anyone claiming possession under and/or through Licensee, together with any of its or their property, whether by summary dispossess proceedings, or by any suitable action or proceedings at law or by force or otherwise. Licensee waives any right to service of any notice of Licensor's intention to re-enter provided for by any present or future law. Licensor shall not be liable in any way in connection with any action it takes pursuant to the foregoing. Notwithstanding any such re-entry, repossession, dispossession or removal, Licensee's liability under all of the provisions of this Agreement shall continue.

15. **Surrender.** Upon the expiration or earlier termination of this Agreement for any reason, Licensee shall leave the Licensed Area in a neat and broom clean condition and in as good a condition as when the Licensed Area was originally delivered to Licensee, and shall promptly remove all personal property placed on the Licensed Area by or on behalf of Licensee. If Licensee holds over after the termination of this Agreement without Licensor's express written approval, in addition to the other remedies Licensor may have hereunder and at common law, Licensee (a) shall be liable to Licensor, for each month Licensee holds over, in a monthly sum equal to 2 times the Minimum Guaranteed License Fee in effect as of the last full calendar month of the Term, and (b) shall be subject to every other term, covenant and agreement contained herein. Nothing contained in this Section shall be construed as consent by Licensor to any holding over by Licensee (or limit any of Licensor's rights and remedies incident to a holding over under this Agreement, at law or in equity). Following a termination of this Agreement and upon Licensor obtaining possession of the Licensed Area as herein provided, and if after at least 10 days written notice to Licensee, any of Licensee's personal property, business property, merchandise, inventory or any other goods intended for sale or otherwise in the Licensed Area (the "Personal Property") is unclaimed by Licensee, then Licensor shall have the absolute right to retain possession of all of the Personal Property (subject to the 10 day requirement set forth above), to take title and possession of the same and to sell or otherwise dispose of the same, without any liability to Licensee for the Personal Property or without the obligation to pay to Licensee the proceeds from the sale thereof.

16. **Damage, Destruction and Condemnation.** In the event of a fire or any other casualty to all or a portion of the Licensed Area or Center, or in the event of a Taking of any portion or all of the Licensed Area or the Center, then Licensor may terminate this Agreement upon written notice to Licensee, such termination to be effective upon the date of such damage or upon the date the condemning authority takes title, as the case may be, absent any termination, Licensee shall be obligated to promptly commence and diligently prosecute to completion any work Licensee must undertake to restore the Licensed Area to the same condition as when new and to open the Licensed Area for business within 30 days after Licensor delivers the Licensed Area to Licensee with any work Licensor is required to undertake, if any, substantially complete. As used in this Section, Taking shall mean any taking or appropriation for public or quasi-public use by the right of eminent domain or otherwise by a taking in the nature of inverse condemnation, with or without litigation, or a transfer by agreement in lieu thereof.

17. **Miscellaneous.** No provision of this Agreement may be amended except by an agreement in writing signed by the parties hereto or their respective successors-in-interest. This Agreement contains all of the agreements of the parties hereto with respect to any matter covered or mentioned in this Agreement, and no prior agreement, negotiations, brochures, arrangements, or understanding pertaining to any such matter shall be effective for any purpose unless expressed herein. In executing and delivering this Agreement, Licensee has not relied on any representations, any warranty or any statement which is not set forth herein or in one or more of the exhibits attached hereto. If any term or provision of this Agreement or any portion of a term or provision hereof or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement shall not be affected thereby, and each term and provision of this Agreement and each portion thereof shall be valid and be enforced to the fullest extent permitted by law. The captions and paragraph numbers appearing in this Agreement are for convenience only and are not a part of this Agreement and do not in any way limit, amplify, define, construe or describe the scope or intent of the terms and provisions of this Agreement, nor in any way affect this Agreement. Time is of the essence of each and every provision of this Agreement. The waiver by Licensor in any instance of any term, covenant or condition herein contained shall not be deemed to be a waiver of such term, covenant or condition in any other instance and shall not be deemed a waiver of Licensor's rights and remedies with respect to any subsequent breach of the same or any other term, covenant or condition herein contained. The subsequent acceptance of Minimum Guaranteed License Fees, Percentage Fees or Additional Fees hereunder by Licensor shall not be deemed to be a waiver of any preceding default by Licensee of any term, covenant or condition of this Agreement regardless of Licensor's knowledge of such preceding default at the time of the acceptance of such sum. Any signature to this Agreement transmitted electronically through DocuSign (or a comparable electronic execution system) shall be deemed an original signature and be binding upon the parties hereto (it being agreed that such electronic signature shall have the same force and effect as an original signature). In the event any legal action is commenced to enforce the terms of this Agreement, Licensor shall be awarded its costs and expenses, including reasonable attorneys' fees. This Agreement and Licensee's rights hereunder are subject and subordinate in all respects to all mortgages, deeds of trust, ground leases, reciprocal easement agreements, declarations, covenants, conditions, restrictions, easements,

rights-of-way and other matters of record (whether placed of record on, prior to, or after the Effective Date) affecting all or any portion of the Center, as the same may be modified, amended and supplemented from time-to-time.

18. **Waiver of Trial by Jury and Venue Selection.** Licensor and Licensee each hereby waive trial by jury in any action, proceeding or counterclaim brought by either party against the other on any matter whatsoever arising out of or in any way connected with this Agreement or Licensee's use or occupancy of the Licensed Area, including any claim of injury or damages, and any emergency and other statutory remedy with respect thereto. Licensor and Licensee also agree that the venue of any such action or proceeding shall be in the city, county and state in which the Center is located or in such other city and county as may be determined by Licensor in its sole and absolute discretion. Licensee hereby waives any right to plead all non-compulsory counterclaims or offsets in any action or proceeding brought by Licensor against Licensee for possession of the Licensed Area.

19. **Notices.** All notices required hereunder shall be in writing and may be (i) delivered by personal delivery to the other party (in which case such notice shall be deemed delivered as of the day of such delivery), (ii) sent via overnight courier service (in which case such notice shall be deemed delivered as of the date of delivery or delivery refused), or (iii) sent postage prepaid by certified mail (in which case such notice shall be deemed delivered as of the third day after the date of such mailing), to the address set forth below each party's signature block.

20. **Licensee's Tenant Portal.** Within 2 days of the execution of this Agreement, Licensor will provide instructions to Licensee for enrollment in the Tenant Portal (defined in this Section), and Licensee must enroll in the Tenant Portal within 5 days of the execution of this Agreement. The Tenant Portal is the website where Licensee can obtain the license fees ledger, request a renewal, enroll in automatic deduction of Minimum Guaranteed License Fees, Percentages Fees, and additional fees as applicable, and submit Licensee's sales reports (but in no event will the use of the Tenant Portal confer upon Licensee any rights of a tenant under law). The Tenant Portal may also include any future features as detailed by Licensor at Licensor's sole and absolute discretion.

Licensor:
TWC Chandler LLC,
a Delaware limited liability company

By: Macerich Arizona Partners LLC,
an Arizona limited liability company
its managing agent

DocuSigned by:
By: Monica Greenman

Name: Monica Greenman

Title: General Manager

Date: June 22, 2024

Address:
Chandler Fashion Center
3111 W. Chandler Blvd
Suite 2142
Chandler, AZ 85226

Licensor's Broker:
Macerich Arizona Partners LLC
an Arizona limited liability company

DocuSigned by:
By:
Kim Choukalas

Its Designated Broker

Date: June 22, 2024

Licensee:
Lisa Nelson and Thomas E. Nelson Jr,
an Arizona Husband and Wife

dba: Studio 22 Streetwear

DocuSigned by:
By: Lisa Nelson

Name: Lisa Nelson

Title: President/CEO

DocuSigned by:
By: Thomas E. Nelson Jr

Name: Thomas E. Nelson Jr

Title: CO OWNER

Date: June 18, 2024

Address: Lisa Nelson and Thomas E. Nelson Jr,
11529 North 120th Street
Scottsdale, AZ 85259

Phone: 4805163394

Email: lisaformrunnerapparel@gmail.com
mcgeeformrunnerapparel@gmail.com

EXHIBIT A

DEPICTION OF LICENSED AREA AND CENTER



SCHEELS
AVAILABLE
Barnes & Noble
Dillard's
macys
Unit 2120
1,025 SF
Small Shop
Kiosk
Food Court
CHANDLER FASHION CENTER
Mall Address:
MACERICH
SECOND LEVEL LEASE PLAN

EXHIBIT B

FEES RIDER

The following provisions shall govern the payment of Fees under this Agreement

1. **Minimum Guaranteed License Fees.** Unless otherwise provided in the license fees ledger provided by Licensor upon execution of this Agreement, all Minimum Guaranteed Licensees Fees shall be paid by Licensee to Licensor in advance on or before the first day of the calendar month during the Term. Fee payments shall be made by automatic deduction from the Licensee's bank account or via lockbox address, as noted in Section 1.11, or as otherwise determined by Licensor in its sole discretion. The right to automatically deduct Minimum Guaranteed License Fees, Percentage Fees, and additional fees as described in this Agreement shall be irrevocable by Licensee, and any revocation or attempted revocation of this right by Licensee is of no force or effect. Licensee may, at Licensor's sole and absolute discretion, be required to pay Minimum Guaranteed License Fees, Percentage Fees, and additional fees due under this Agreement via a method that is different than the automatic deduction as described in this Section; provided, however, that Licensor shall provide notice to Licensee of such requirement. The fees payable herein shall include the excise, transaction, rental, sales or privilege tax now or hereafter levied or imposed upon Licensor or the owner(s) of the Center by any governmental agency on account of, attributed to or measured by this Agreement which taxes are subject to change based on applicable law.

2. **Percentage Fees.** Percentage Fees shall be due and payable in accordance with Section 1.7. For purposes of this Agreement, "gross sales and revenues" shall mean the selling price of all goods, merchandise and services sold, leased, licensed or delivered in, upon and/or from the Licensed Area by Licensee, its subtenants, sublicensees and/or concessionaires or any other person, firm or entity; provided, however, that gross sales and revenues shall exclude sales tax specifically paid by customers as part of the sales price and collected by Licensee to be paid to the taxing authority . Licensor will have the right from time to time, upon three days' written notice, to audit or examine all of Licensee's sales records. If any deficiency in the payment of the Percentage Fees is disclosed by such audit, Licensee shall immediately pay such deficiency to Licensor plus the cost of Licensor's audit.

3. **Sales Report.** Within 5 days after the end of each Monthly during the Term, Licensee shall submit to Licensor a report of all gross sales and revenues during the Monthly just ended, certified as true and correct signed by Licensee. Sales shall be submitted via the Tenant Portal as described in Section 20 of the Agreement or sent to the Sales Reporting Address set forth in Section 1 of the Agreement.

4. **Late Charges, Administrative Fees, Failure to Deliver Sales Report.** Licensee shall pay Licensor a charge equal to $500.00 if Licensee fails to (a) make any payment of Minimum Guaranteed License Fees (as noted in Section 6 of the Agreement and Section 1 of this Fees Rider), Percentage Fees (as noted in Section 6 of the Agreement and Section 2 of this Fees Rider), or additional fees when due; (b) deliver its Sales Report when due according to Section 3 of this Fees Rider; or (c) comply with any rule or regulation, including but not limited to Licensee's failure to remain open for business during the Centers hours, as determined by Licensor in its sole discretion. Payment will be due within 5 days following written notice of default, failure to deliver sales report, or failure to comply with any rule of regulation. If default, failure to deliver sales report, or failure to comply with any rule or regulation continues for a period in excess of 5 days, Licensee shall pay Licensor interest on the amounts owing (until paid) at a rate equal to the lesser of (i) 12% per annum; or (ii) the maximum legal rate. These charges described in this Section shall not be in lieu of Licensor's other rights and remedies under this Agreement or at law, and acceptance by Licensor of such charges or fees shall not preclude Licensor from seeking any other available remedy.

EXHIBIT D
STATE CENTER RIDER

1. **CALIFORNIA**

1a. If the Licensed Area is in the State of California, then Section 8(b) shall be amended to add and include the following:

"The following is applicable only if the Licensed Area is located within the state of California: The Licensed Area has not undergone an inspection by a Certified Access Specialist (CASp). In accordance with Section 1938, subsection (e), as amended, of the Civil Code of the State of California, please note the following as of 1/1/2017: 'A Certified Access Specialist (CASp) can inspect the subject premises and determine whether the subject premises comply with all of the applicable construction-related accessibility standards under the state law. Although state law does not require a CASp inspection of the subject premises, the commercial property owner or lessor may not prohibit Licensee from obtaining a CASp inspection of the subject premises for the occupancy or potential occupancy of the lessee or tenant, if requested by the lessee or tenant. The parties shall mutually agree on the arrangements for the time and manner of the CASp inspection, the payment of the fee for the CASp inspection and the costs of making any repairs necessary to correct violations of construction-related accessibility standards within the premises.'"

1b. If the Licensed Area is in the State of California, then Section 1.11 shall be amended to add and include the following:

In addition to the payment method set forth in Paragraph 1.11, upon written request to Licensor, Licensee will be permitted to pay the Minimum Guaranteed License Fees, Percentage Fees, and any additional fees to a lockbox address as specified by Licensor.

2. **ARIZONA**

2a. If the Licensed Area is in the State of Arizona, the following fee tax provision shall apply:

In addition to the Minimum Guaranteed License Fees and Percentage Fees listed in the Agreement, Licensee shall be responsible for and pay the applicable Arizona rental tax for the applicable Center where the Licensed Area is located. Licensee shall be responsible for any pay such rental tax concurrently with its Minimum Guaranteed License Fees, Percentage Fees, and all other charges that Licensee is obligated to pay pursuant to the Agreement.

2b. If the Licensed Area is located in the State of Arizona, Section 15 is deleted, and the following is inserted in its place:

"Upon the expiration or earlier termination of this Agreement for any reason, Licensee shall leave the Licensed Area in a neat and broom clean condition, free of debris and in as good a condition as when the Licensed Area were originally delivered to Licensee, and shall promptly remove all personal property placed on the Licensed Area by Licensee. If Licensee holds over after the termination of this Agreement without the express written approval by Licensor, in addition to the other remedies Licensor may have hereunder and at common law, Licensee (a) shall be liable to Licensor, for each month Licensee holds over, in a monthly sum equal to two times the Minimum Guaranteed License Fees, Percentage Fees, and additional fees in effect as of the last full calendar month of the Term, and (b) shall be subject to every other term, covenant and condition contained herein. Nothing contained in this Section shall be construed as consent by Licensor to any holding over by Licensee (or limit any of Licensor's rights and remedies incident to a holding over under this Agreement, at law or in equity). Upon Licensor obtaining possession of the Licensed Area as herein provided, Licensor may dispose of any of Licensee's personal property, business property, merchandise, inventory or any other goods intended for sale or otherwise in the Licensed Area (the "Personal Property") remaining in the Licensed Area in accordance with applicable statutes relating to the disposition of abandoned property. If no such statute exists, Licensor may retain or dispose of such Personal Property and title to any such Personal Property which Licensor elects shall vest in Licensor."

3. **NEW YORK**. If the Licensed Area is located in the State of New York, the first sentence of Section 13(a) is deleted, and the following is inserted in its place:

"If Licensee vacates or abandons the Licensed Area, or fails to pay any amount owing hereunder after 5 days' written notice of such default has been given to Licensee, or if Licensee fails to comply with any of the terms, covenants or conditions of this Agreement after 10 days' written notice of such default has been given to Licensee, then Licensor may elect to (a) terminate this Agreement by giving Licensee 5 days' written notice and upon such date so specified, this Agreement, and any and all of Licensee's rights to use and/or occupy the Licensed Area, shall terminate, be revoked and come to an end and Licensee shall immediately surrender possession of the Licensed Area to Licensor in accordance with the terms of this Agreement, or (b) terminate Licensee's right to possession by any lawful means (including Licensee's delivery of possession of the Licensed Area to Licensor), in which case this Agreement shall terminate. In either event, the whole amount of Minimum Guaranteed License Fees, Percentage Fees, and additional fees for the balance of the Term shall become immediately due and payable. Licensor hereby acknowledges that Licensee shall not be treated as having abandoned or vacated the Licensed Area, or to have breached this Agreement, solely by reason of Licensee's closing the Licensed Area for business for periodic maintenance purposes, or because of breakdowns, operation failures, unsafe conditions outside of Licensee's control, or other reasons, as long as the Licensed Area is closed for no more than 24 hours (unless the Licensed Area is damaged by an unexpected, non-maintenance casualty, in which event the closure shall not exceed 72 hours or such other period of time deemed necessary to repair the Licensed Area, provided Licensee is (i) promptly commencing and (ii) diligently pursuing such repairs)."

FEES SCHEDULE

Studio 22 Streetwear   Chandler Fashion Center

Licensee Payments		Licensor Accounting			
Due	Amount	Base Fees	Electric	Rental Tax	Last Month's Fees
11/15/2024	$7,339.99	$2,360.66	$115.41	$49.52	$4,814.40
12/01/2024	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
01/01/2025	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
02/01/2025	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
03/01/2025	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
04/01/2025	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
05/01/2025	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
06/01/2025	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
07/01/2025	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
08/01/2025	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
09/01/2025	$4,814.40	$4,500.00	$220.00	$94.40	$0.00
10/01/2025	$0.00	$4,500.00	$220.00	$94.40	($4,814.40)

Miscellaneous Charges
SLA Administrative Fee, 153.00 One time, 11/15/24
SLA Electric Utility Fee, 224.40 Monthly, 11/15/24 - 10/31/25